UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of Inside Information of 28 June 2022, with CNMV registration number 1511 (the “Second Segment Execution II”)1, BBVA hereby notifies the execution of the Second Segment which completes the Program Scheme pursuant to Regulation (EU) No. 596/2014 of the European Parliament and of the Council, of 16 April 2014, on market abuse (“MAR”) and Commission Delegated Regulation (EU) No. 2016/1052, of 8 March 2016, (the “Delegated Regulation” and, together with MAR, the “Regulations”) under the terms and conditions detailed below:

Purpose:	To reduce BBVA’s share capital by means of the redemption of the acquired shares.

Maximum cash amount:	The maximum cash amount will be 1,000 million Euros.

Maximum number of shares:	The maximum number of BBVA shares to be acquired will be 149,996,808.

Start of the execution:	Execution will start on 1 July 2022.

End of the execution:

The Second Segment will end no later than 29 September 2022 and, in any event, when the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend or to early terminate the execution of the Second Segment in the event of any circumstance that so advises or requires.

1 The terms Second Segment and Program Scheme will have the same meaning as provided in the Second Segment Execution II.

Trading venue:	The acquisitions will be made on the Spanish Electronic Trading Interconnection System – Continuous Market (the “Continuous Market”).

Manager:

The execution will be carried out externally through CITIGROUP GLOBAL MARKETS EUROPE AG (the “Manager”), who will make its decisions concerning the timing of the purchases of the BBVA shares independently of the Company.

Conditions of the Second Segment:	The Second Segment will be executed pursuant to the following conditions:

(i) by purchasing in each trading session on the Continuous Market (other than a Discontinued Day) 4,250,000 shares (the “Daily Target Number of Shares”), except in cases of force majeure or if the Manager is unable to purchase such number of shares due to limitations derived from the provisions of article 3.2 of the Delegated Regulation.

For these purposes, a Discontinued Day is understood to be any trading session of the Continuous Market in which there is a significant disruption in the market or in the quotation of the BBVA shares (including if their trading price falls below their nominal value during a substantial part of the session) or if the trading volume for the BBVA share is less than 2.5 times the Daily Target Number of Shares.

(ii) The own shares will be purchased respecting in all cases the conditions and the price and volume limits set forth in the Regulations.

In particular, it is hereby stated that the Daily Target Number of Shares is less than 25% of the average daily volume of the BBVA shares in the Spanish Electronic Trading Interconnection System – Continuous Market in the month preceding this communication (thus complying with the provisions of article 3.3.a) of the Delegated Regulation).

The share purchase transactions carried out, as well as the completion or, as the case may be, the interruption of the execution of the Second Segment, will be duly reported to the Spanish National Securities Market Commission in accordance with the Regulations.

Madrid, 29 June 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 29, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director